September 3, 2024

David Morris
Chief Financial Officer
Guardian Pharmacy, LLC
300 Galleria Parkway SE, Suite 800
Atlanta, Georgia 30339

       Re: Guardian Pharmacy, LLC
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 22, 2024
           File No. 333-274847
Dear David Morris:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Corporate Reorganization, page 47

1. Please revise your organizational chart to depict the percentage ownership held by each of your Class A and Class B Stockholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three and Six Months Ended June 30, 2023 and 2024, page 60

2. Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited. In this regard, you attribute organic growth and acquisitions to the increase in revenues, cost of goods sold, and selling, general, and administrative expenses. Refer to Item 303(b) of Regulation S-K. September 3, 2024
Page 2
Notes to the Unaudited Interim Consolidated Financial Statements
2. Acquisitions, page F-37

3. Please disclose the information required under ASC 805-10-50-3 including the amounts of revenue and earnings of the acquirees since the acquisition date, supplemental pro forma information, and acquisition related costs.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Mark L. Hanson